January 5, 2000

Mr. Richard Wulff
Chief, Office of Small Business
USSEC
Washington, D.C. 20549
Re: Mainframe Security Corp. 10SB File #000-27961

Dear Mr. Wulff:

Mainframe Security Corporation would to withdrawal it 10SB filing. The Company needs more time to corrolate necessary documentation to ensure a sucessful filing. Do to poor legal consel, it is apparent that the Company needs to file an SB-2. Thus, we request this withdrawal of file #000-27961.

We apologize for any time lost from this request.

With Warmest Regards,

/s/Frank Power

   --------------------
   Frank Power
   President
   Mainframe Security Corp.